UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 25 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 September, 2007 it purchased for cancellation 700,000 "A" Shares at a price of 29.34 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2053.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,621,935,000.

As of 25 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 September, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.32 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2052.08 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,621,235,000.

As of 26 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 October, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 28.92 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2011.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,620,585,000.

As of 1 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 October, 2007 it purchased for cancellation 460,000 "A" Shares at a price of 28.81 euros per share.  It announces that on the same date it purchased for cancellation 370,000 "A"
at a price of 1996.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,755,000.

As of 2 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 October, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 28.13 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1952.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,619,005,000.
As of 3 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 October, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 28.17 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 1950.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,618,355,000.

As of 4 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 October, 2007 it purchased for cancellation 200,000 "A" Shares at a price of 28.18 euros per share.  It announces that on the same date it purchased for cancellation 100,000 "A"
at a price of 1950.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,618,055,000.
As of 5 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 8 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 October, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 28.31 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1954.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,617,455,000.

As of 8 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 9 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 October, 2007 it purchased for cancellation 325,000 "A" Shares at a price of 28.49 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1971.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,616,880,000.
As of 9 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 October, 2007 it purchased for cancellation 425,000 "A" Shares at a price of 28.50 euros per share.  It announces that on the same date it purchased for cancellation 350,000 "A"
at a price of 1968.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,616,105,000.

As of 10 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 12 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 October, 2007 it purchased for cancellation 410,000 "A" Shares at a price of 29.21 euros per share.  It announces that on the same date it purchased for cancellation 290,000 "A"
at a price of 2039.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,615,405,000.

As of 12 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 15 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 October, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 29.68 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 2067.08 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,614,705,000.
As of 15 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 16 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 October, 2007 it purchased for cancellation 425,000 "A" Shares at a price of 29.87 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 2079.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,614,005,000.
As of 16 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 17 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 October, 2007 it purchased for cancellation 460,000 "A" Shares at a price of 29.76 euros per share.  It announces that on the same date it purchased for cancellation 240,000 "A"
at a price of 2074.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,613,305,000.

As of 17 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 18 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 October, 2007 it purchased for cancellation 425,000 "A" Shares at a price of 29.72 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 2073.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,612,655,000.

As of 18 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 19 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 October, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.84 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2082.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,611,905,000.

As of 19 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 22 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 October, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.08 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2030.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,611,205,000.

As of 22 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 23 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 October, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 29.23 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2037.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,610,530,000.
As of 23 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 24 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 October, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 29.44 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2045.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,609,930,000.

As of 24 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 25 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 October, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.63 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 2065.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,609,155,000.

As of 25 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 26 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 October, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 30.29 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 2125.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,608,455,000.

As of 26 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 29 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 October, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 30.57 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 2138.76 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,607,705,000.

As of 29 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 30 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 October, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 30.36 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2119.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,607,005,000.

As of 30 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 31 October 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 October, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 29.92 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2084.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,606,355,000.

As of 31 October, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 1 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 November, 2007 it purchased for cancellation 540,000 "A" Shares at a price of 29.93 euros per share.  It announces that on the same date it purchased for cancellation 260,000 "A"
at a price of 2074.28 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,605,555,000.
As of 1 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 2 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 November, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.53 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2054.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,604,805,000.
As of 2 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 6 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 November, 2007 it purchased for cancellation 525,000 "A" Shares at a price of 29.11 euros per share.  It announces that on the same date it purchased for cancellation 325,000 "A"
at a price of 2029.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,603,955,000.
As of 6 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 7 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 November, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.06 euros per share.  It announces that on the same date it purchased for cancellation 172,500 "A"
at a price of 2025.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,603,282,500.

As of 7 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 8 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 November, 2007 it purchased for cancellation 490,500 "A" Shares at a price of 28.90 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 2013.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,602,517,000.

As of 8 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 9 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 November, 2007 it purchased for cancellation 375,000 "A" Shares at a price of 28.59 euros per share.  It announces that on the same date it purchased for cancellation 175,000 "A"
at a price of 1997.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,601,967,000.

As of 9 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 12 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 November, 2007 it purchased for cancellation 525,000 "A" Shares at a price of 27.99 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 1969.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,601,167,000.

As of 12 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 November, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 27.61 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1946.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,600,317,000.
As of 13 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 November, 2007 it purchased for cancellation 625,000 "A" Shares at a price of 27.59 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 1955.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,599,467,000.

As of 14 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 November, 2007 it purchased for cancellation 630,000 "A" Shares at a price of 27.35 euros per share.  It announces that on the same date it purchased for cancellation 320,000 "A"
at a price of 1954.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,598,517,000.

As of 15 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 November, 2007 it purchased for cancellation 650,000 "A" Shares at a price of 27.45 euros per share.  It announces that on the same date it purchased for cancellation 350,000 "A"
at a price of 1960.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,597,517,000.

As of 19 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 November, 2007 it purchased for cancellation 372,000 "A" Shares at a price of 27.35 euros per share.  It announces that on the same date it purchased for cancellation 188,000 "A"
at a price of 1958.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,596,957,000.
As of 20 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 November, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 28.00 euros per share.  It announces that on the same date it purchased for cancellation 150,000 "A"
at a price of 2014.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,596,257,000.

As of 21 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 November, 2007 it purchased for cancellation 375,000 "A" Shares at a price of 27.96 euros per share.  It announces that on the same date it purchased for cancellation 125,000 "A"
at a price of 2008.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,595,757,000.

As of 22 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 November, 2007 it purchased for cancellation 625,000 "A" Shares at a price of 27.73 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1992.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,594,882,000.

As of 26 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 November, 2007 it purchased for cancellation 650,000 "A" Shares at a price of 27.19 euros per share.  It announces that on the same date it purchased for cancellation 350,000 "A"
at a price of 1946.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,593,882,000.
As of 27 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 November, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 27.25 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1947.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,593,082,000.

As of 28 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29 November 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 November, 2007 it purchased for cancellation 925,000 "A" Shares at a price of 27.42 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 1959.08 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,591,932,000.

As of 29 November, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 December, 2007 it purchased for cancellation 575,000 "A" Shares at a price of 27.36 euros per share.  It announces that on the same date it purchased for cancellation 425,000 "A"
at a price of 1942.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,590,932,000.

As of 3 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 4 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 December, 2007 it purchased for cancellation 800,000 "A" Shares at a price of 27.37 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 1954.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,589,932,000.
As of 4 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 5 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 December, 2007 it purchased for cancellation 300,000 "A" Shares at a price of 27.56 euros per share.  It announces that on the same date it purchased for cancellation 72,000 "A" Shares at a price of 1970.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,589,560,000.

As of 5 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 6 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 December, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 27.96 euros per share.  It announces that on the same date it purchased for cancellation 400,000 "A"
at a price of 2014.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,588,710,000.

As of 6 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.

Release Date 7 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 December, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 27.95 euros per share.  It announces that on the same date it purchased for cancellation 400,000 "A"
at a price of 2015.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,587,710,000.

As of 7 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were issue.
Release Date 12 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 December, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 27.87 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2005.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,587,110,000.

As of 12 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 13/12/2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary